June 15, 2009

Mail Stop 3010

Mr. J. Patrick Spainhour
Chief Executive Officer
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, TN 38120

> **Re:** **The ServiceMaster Company**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 1-14762**

Dear Mr. Spainhour:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Segment Review (Year ended December 31, 2008 compared with the Successor period from July 25, 2007 to December 31, 2007 and the Predecessor period from January 1, 2007 to July 24, 2007), page 33

1.   We note that the non-GAAP performance measure Comparable Operating Performance excludes the impact of non-cash option and restricted stock expense, but it is not clear why this measure is useful to investors. To the extent that Comparable Operating Performance is presented in future filings, please disclose: 1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business, 2) the economic substance behind management's decision to use such a measure, 3) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, 4) the manner in which management compensates for these limitations when using the non-GAAP financial measure, and 5) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and Question 2 of SAB Topic 14:G. Please provide us with your proposed disclosure in your response.

2.   We note that you reconcile Adjusted EBITDA to Operating income (loss) rather than Net income (loss). Please tell us what consideration you gave to Question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the most directly comparable GAAP financial measure for your reconciliation.

3.   In addition, please tell us how you determined that it was appropriate to exclude trade name impairment from your calculation of adjusted EBITDA as it appears that this is considered a recurring item. Reference is made to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Liquidity, page 48

4.   On page 51, you disclose that certain of your subsidiaries are subject to legal and regulatory restrictions on the payment of dividends to you. Please fully describe the nature of any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. In addition, please disclose separately the amounts of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e) of Regulation S-X.

<u>Form 10-Q for the quarter ended March 31, 2009</u>

<u>Note 17. Fair Value of Financial Instruments, page 16</u>

5.   In future filings, please disclose a description of the transactions or other events that will result in the reclassification into earnings of gains and losses related to your cash flow hedges that are reported in AOCI, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to paragraph 3(c)(b)(2) of SFAS 161.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief